UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )
Duff & Phelps Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
26433B107
(CUSIP Number)

Jennings J. Newcom
Lovell Minnick Partners LLC
2141 Rosecrans Avenue
Suite 5150
El Segundo, CA 90245
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Jeffrey R. Brandel
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-7331

October 3, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26433B107	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) LM Duff Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,193,914

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,193,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,193,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 26433B107	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lovell Minnick Equity Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,321,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 26433B107	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lovell Minnick Equity Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,321,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,650

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 26433B107	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lovell Minnick Equity Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,193,914

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,193,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,193,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 26433B107	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lovell Minnick Equity Advisors II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,193,914

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,193,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,193,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 26433B107	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lovell Minnick Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,515,564

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,515,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,515,564

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

Item 1.	Security and Issuer.
     This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Duff & Phelps Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 East 52nd Street, New York, New York, 10055.
Item 2.	Identity and Background.
     The persons filing this statement (collectively, the “Reporting Persons”) are:
(a)	LM Duff Holdings LLC, a Delaware limited liability company (“LM Duff”);

(b)	Lovell Minnick Equity Partners LP, a Delaware limited partnership (“LMEP”);

(c)	Lovell Minnick Equity Advisors LLC, a Delaware limited liability company (“LMEA”);

(d)	Lovell Minnick Equity Partners II LP, a Delaware limited partnership (“LMEP II”);

(e)	Lovell Minnick Equity Advisors II LLC, a Delaware limited liability company (“LMEA II”); and

(f)	Lovell Minnick Partners LLC, a Delaware limited liability company (“LMP”).
     The business address of each of the Reporting Persons is 2141 Rosecrans Avenue, Suite 5150, El Segundo, CA 90245.
     The principal business of LM Duff, LMEP and LMEP II consists of investing in securities and committing capital to facilitate corporate restructuring and other investments. The principal business of LMEA and LMEA II consists of performing the functions of, and serving as general partner of LMEP and LMEP II. The principal business of LMP consists of performing the functions of, and serving as the general partner of LMEA and LMEA II.
     During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or other Consideration.
     Reporting Persons beneficially own New Class A Units of Duff & Phelps Acquisitions LLC (“DPA”). Pursuant to an exchange agreement entered into in connection with the closing of the initial public offering of Issuer (the “Exchange Agreement”), holders of New Class A Units of DPA issued in connection with the reorganization of DPA immediately prior to the consummation of the initial public offering (the “Reorganization”) may exchange their New Class A Units for Common Stock of Issuer on a one-for-one basis up to four times each year, subject to the vesting, minimum retained ownership requirements and transfer restrictions and customary conversion rate adjustments for splits, unit distributions and reclassifications

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contained in the Exchange Agreement. Notwithstanding the foregoing, no New Class A Units issued in the Reorganization may be exchanged for Common Stock at any time prior to March 31, 2008, other than as set forth in the Exchange Agreement. The New Class A Units were converted from the multiple-class structure membership interests of DPA that existed prior to the Reorganization. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2.
Item 4.	Purpose of Transaction.
     The information set forth under Items 3 and 6 is hereby incorporated by this reference.
     All of the New Class A Units (and beneficial ownership of Common Stock reported herein) were acquired for investment purposes. The Reporting Persons acquired the New Class A Units as part of the Reorganization. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.
     Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer (which may include Jeffrey Lovell and Robert Belke, who are directors of Issuer and are managing directors of LMP), other stockholders of the Issuer or other third parties regarding such matters.
Item 5.	Interest in Securities of the Issuer.
     The ownership percentages set forth below are based on 34,555,098 shares of the Issuer’s Common Stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(1) by the Issuer dated September 28, 2007.
     (a) As a result of the Exchange Agreement, LMEP beneficially owns 2,321,650 shares of Common Stock for its own account, representing 6.7% of the total number of Common Stock outstanding. LMEP is controlled by its sole general partner, LMEA, and LMEA is controlled by its sole managing member, LMP. As a result, LMEA may be deemed to beneficially own the 2,321,650 shares of Common Stock owned by LMEP. As a result of the Exchange Agreement, LM Duff owns 3,193,914 shares of Common Stock for its own account, representing 9.2% of the total number of Common Stock outstanding. LM Duff is controlled by its sole managing member, LMEP II. LMEP II is controlled by its sole general partner, LMEA II, and LMEA II is controlled by its sole managing member, LMP. As a result, LMEP II and LMEA II may be deemed to beneficially own the 3,193,914 shares of Common Stock owned by LM Duff. Further, LMP may be deemed to beneficially own the 5,515,564 shares of Common Stock owned by LMEP, LMEA, LM Duff, LMEP II and LMEA II, respectively.
     (b) The Reporting Persons have and will have shared power to vote and dispose of the shares of the Common Stock that they beneficially own, by virtue of the relationships described above.
     (c) Other than the transactions in connection with the Reorganization described in Item 3 above, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.
     (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

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     (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following descriptions are qualified in their entirety by reference to the Exchange Agreement and the Registration Rights Agreement, both of which are attached as exhibits hereto and incorporated herein by reference.
EXCHANGE AGREEMENT
     The information set forth under Item 3 is hereby incorporated by this reference.
REGISTRATION RIGHTS AGREEMENT
     Reporting Persons are parties to a Registration Rights Agreement that became effective upon the completion of the initial public offering. The Registration Rights Agreement provides that the Issuer may be required to register the sale of the Common Stock held by the Reporting Persons upon exchange of New Class A Units of Duff & Phelps Acquisitions LLC held by them. Under the Registration Rights Agreement, the Reporting Persons have the right to request the Issuer to register the sale of their Common Stock and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Reporting Persons will have the ability to exercise certain piggyback registration rights in connection with any registered offerings.
     If a Reporting Person requests registration of any of its Common Stock, the Issuer is required to use its reasonable best efforts to effect a registration statement with the Securities and Exchange Commission.
Item 7.	Material to Be Filed as Exhibits.
     See the Index of Exhibits.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     October 12, 2007

LM DUFF HOLDINGS, LLC

By:	Lovell Minnick Equity Partners II LP, its Manager

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS LP

By:	Lovell Minnick Equity Advisors LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS II LP

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

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LOVELL MINNICK EQUITY ADVISORS LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS II LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK PARTNERS LLC

By:	/s/ Jennings J. Newcom

	Name:	Jennings J. Newcom
	Title:	Managing Director

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Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2007 among the Reporting Persons.

Exhibit 2	Exchange Agreement, dated as of October 3, 2007, by and among Duff & Phelps Acquisitions LLC, LM Duff Holdings, LLC, Lovell Minnick Equity Partners LP, Vestar Capital Partners IV, L.P., Vestar/D&P Holdings LLC and certain other Members (as defined therein).

Exhibit 3	Registration Rights Agreement, dated as of October 3, 2007 by and between Duff & Phelps Corporation, Duff & Phelps Acquisitions LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC, Vestar Capital Partners IV L.P., Vestar/D&P Holdings, LLC and the Holders as set forth in the Agreement.

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